UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 1, 2006**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01 Regulation FD Disclosure

News Release of American Independence Corp. dated May 1, 2006 titled "American Independence Corp. Announces Results of College Student Survey on Health Benefits; Offers Short-Term Health Insurance Solution for College Graduates." A copy of the release is furnished as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 News Release of American Independence Corp. dated May 1, 2006 titled "American Independence Corp. Announces Results of College Student Survey on Health Benefits; Offers Short-Term Health Insurance Solution for College Graduates.".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: May 5, 2006
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.	CONTACT: DAVID T. KETTIG
485 MADISON AVENUE	**(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022	**dkettig@sslicny.com**
NASDAQ – AMIC	**www.americanindependencecorp.com**

NEWS RELEASE

American Independence Corp. Announces Results of College Student Survey on Health Benefits; Offers Short-Term Health Insurance Solution for College Graduates

NEW YORK (May 1, 2006) – College students aren't just thinking about landing their first job right after college. Surprisingly, students have post-graduation health coverage anxiety, according to a new health insurance survey recently conducted on college campuses nationwide. The survey, commissioned by American Independence Corp (NASDAQ: AMIC), and conducted for **Healthegrad.com** by Zilo Networks, polled more than 1,300 college students on six campuses across the country including: Emory University, Houston Community College (HCC), Indiana University of Pennsylvania, Ohio State University, University of California at Los Angeles, and Quinnipiac University.

According to the survey, 88% of students are concerned with the possibility of insurance interruption during the pre-first-job, post-graduation time frame; 78% are highly interested in having insurance during that interruption period; and 74% of college students are interested in a short-term medical option. The students' concerns seem justified. In a study conducted by the Commonwealth Fund in 2005, nearly two out of five college graduates and one-half of high school graduates who do not go on to college will be uninsured for a period of time during the first year after graduation.

Healthegrad.com, a leader in short-term health insurance plans, provides an affordable solution. Its short-term health insurance plans are designed to fill the gaps for those college students and for their parents who are concerned about their future health coverage, serving as a bridge between graduation day and employer-provided health insurance. While Healthegrad.com offers solutions for high school and college graduates, it is also a good choice for other short-term needs, such as people who are between jobs, recently divorced and no longer on spouse's policy, waiting for employer group coverage, temporary or seasonal employee, on strike, laid-off or a terminated employee.

"Healthegrad.com short-term medical was created with the college student in mind," said **David Kettig,** Chief Operating Officer of American Independence Corp. "We are aware that once these young adults are on their own, health insurance plays a large part in their future independence, and now we're able to offer an affordable alternative for these young adults."

Additional key findings:

- Nearly half (44%) of students that are currently covered will be dropped from their parents health insurance upon their graduation.

- Students report that 84% of parents are concerned about an interruption in their insurance.

- Students expect to be self reliant with 59% of students saying that they would pay for the insurance themselves (16% would pay in combination with their parents, 16% would have their parents pay).

"Healthegrad.com is a great choice for college students like myself," said **Janet Hong, a** student attending UCLA. "The short-term medical coverage is great during that period of not being insured. It's good to know that I have an option and can be covered without breaking my wallet."

A college marketing effort for healthegrad.com is set to launch nationwide May 2006.   For more information, go to www.healthegrad.com.

About American Independence Corp:

Headquartered in New York City, American Independence Corp. (NASDAQ: AMIC) is an insurance holding company specializing in first dollar niche insurance products and medical stop loss insurance. Healthegrad short term health insurance and www.healthegrad.com are offered by Independence American Insurance Company, a wholly owned subsidiary of American Independence.

About ZILO www.zilo.com:
Based in New York City, ZILO Networks, Inc. is the leading integrated entertainment and marketing network designed specifically for college students and young adults. ZILO includes: ZILO TV, a fully-integrated wholly-owned college television network that provides 12 hours of programming per week to over 5.5 million campus-based cable subscribers nationwide as well as another 3.2 million broadcast households and 1 million additional enrolled students via independent college bookstores; ZILO LIVE, a series of multi-campus, sponsor-driven participatory event franchises and promotional channels; and ZILO ONLINE, the #1 broadband website for college students with original streaming content.

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Underwritten by Independence American Insurance Company. Exclusions and limitations apply. See full policy for details.